PARAMOUNT COMMUNICATIONS INC.


                                                February 10, 1994



Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

Dear Martin:

     Because final offers have already been submitted by each party, we do not believe that providing to QVC the Lazard Freres presentation to the Board of Directors with respect to the bidding process will serve any useful purpose. However, we enclose the presentation for your information in response to your request for it.

     The above material is being delivered to you pursuant to a confidentiality agreement between Lazard Freres and QVC which I understand has been executed.

                                        Sincerely,

                                        /s/ Donald Oresman


cc: Stephen Volk, Esq.